WestMountain Index Advisor, Inc.
120 Lake Street, Suite 401
Sandpoint, ID 83864

August 17, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	WestMountain Index Advisor, Inc. Request to Withdraw Registration Statement on Form S-1 (RW) (File No. 333-176280) Filed August 12, 2011

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Act”), WestMountain Index Advisor, Inc. (the “Registrant”) respectfully requests the withdrawal of its Registration Statement on Form S-1 (File. No. 333-176280), which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2011.  Due to a change in its accountants, the Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement at this time. The Registrant believes that this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and represents, in accordance with Rule 477(c) of the Act, that there has been no sale of the securities under the Registration Statement.

The Registrant understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

The Registrant requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for offset against the filing fee for any future registration statement.

If you have any questions regarding this application for withdrawal, please contact Jay Biagi, counsel to the Registrant, at (206) 587-5700.

Very truly yours,

WESTMOUNTAIN INDEX ADVISOR, INC.

By:	/s/ Gregory Schifrin
Gregory Schifrin
Chief Executive Officer